

IAMGOLD CORPORATION

**TSX: IMG NYSE: IAG**

NEWS RELEASE

# IAMGOLD HOSTS ANALYST TOUR OF ROSEBEL GOLD MINE

**Toronto, Ontario, November 12, 2018 – IAMGOLD Corporation** ("IAMGOLD" or the "Company") announced that it is hosting an analyst tour of the Rosebel Gold Mine November 12, 2018. The presentation to be used during management's briefing session on November 12th will be posted on its website at www.iamgold.com on the morning of November 12, 2018.

## About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

## For further information please contact:

**Ken Chernin,** VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

**Laura Young**, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

**Martin Dumont**, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.